Holland+Knight

Tel 202 955 3000
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Holland & Knight LLP
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www.hklaw.com

Joseph R. Manghisi
212 513 3370
joseph.manghisi@hklaw.com

[redacted]

November 2, 2005

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this filing, please do not hesitate to call me at (212) 513-3370 or, in my absence, Neal N. Beaton of this office at (212) 513-3470 or Lance D. Myers of this office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Joseph R. Manghisi /GHB

Joseph R. Manghisi
Holland & Knight LLP

3348442_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed below is set out in EXHIBIT A hereto)

For the month of October 2005, Japan Tobacco Inc. has no Japanese language document or material for submission to the U.S. Securities Exchange Commission pursuant to Rule 12g3-2.

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B hereto)

1. Brief Statements of Consolidated Semi Annual Financial Results and Forecast with respect to the year ending March 2006.

2. Notice of the Resolution of the Board of Directors concerning the Payment of the Interim Dividend.

3. Press Release

	Date	Title
1)	10/31/2005 (10/31/2005)	JT Reports International Tobacco Business Results for January-September 2005

Note: The dates in parentheses are the dates of the releases in Japanese

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Not Applicable.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, items 1 to 3.

BRIEF STATEMENTS OF CONSOLIDATED SEMI-ANNUAL FINANCIAL RESULTS AND FORECAST WITH RESPECT TO THE YEAR ENDING MARCH 2006

October 31, 2005

Name of the Listed Company: **Japan Tobacco Inc.** (Stock Code: 2914)
Listed Stock Exchanges: Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo Stock Exchanges
Head Office: Tokyo
URL: http://www.jti.co.jp/
Representative: Katsuhiko Honda, President, Chief Executive Officer and Representative Director
Contact: Masakazu Shimizu, Chief Communications Officer
Telephone: (81)3- 3582 - 3111
Date of Board Meeting on the Settlement of the Accounts: October 31, 2005
Adoption of Accounting Principles Generally Accepted in the United States: None

1. RESULTS FOR THE SEMI-ANNUAL PERIOD (April 1,2005 to September 30, 2005)

1). FINANCIAL RESULTS

Amounts are rounded down to the nearest JPY 1 million.

	Net Sales		Operating Income		Recurring Profit	
Six months ended	*Millions of yen*	*%*	*Millions of yen*	*%*	*Millions of yen*	*%*
September 30, 2005	2,346,865	△ 0.9	165,272	17.9	158,381	14.9
September 30, 2004	2,369,259	2.2	140,191	8.8	137,828	15.9
Year ended March 2005	4,664,513		273,371		270,251	

	Net Income		Net Income per Share	Diluted Net Income per Share
Six months ended	*Millions of yen*	*%*	*yen*	*yen*
September 30, 2005	101,000	34.6	52,713.69	-
September 30, 2004	75,054	-	38,406.74	-
Year ended March 2005	62,583		32,089.84	-

Notes: 1.Equity in earnings of associated companies: six months ended September 30, 2005: JPY 153 million / six months ended September 30, 2004: JPY 39 million / year ended March 31, 2005: JPY 3 million
2.Average outstanding shares for the periods: six months ended September 30, 2005: 1,916,016 shares six months ended September 30, 2004: 1,954,200 shares / year ended March 31, 2005 1,942,901 shares
3.Changes in accounting policy: Applicable
4.Percentages under net sales, operating income, recurring profit and net income indicate changes from the corresponding figures for the previous semi-annual period.

2). FINANCIAL POSITION

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity	Shareholders' Equity per Share
Six months ended	*Millions of yen*	*Millions of yen*	*%*	*yen*
September 30, 2005	3,002,600	1,625,479	54.1	848,364.49
September 30, 2004	2,973,772	1,578,043	53.1	807,514.05
Year ended March 2005	2,982,056	1,498,203	50.2	781,813.72

Note: Outstanding shares at the end of the periods: as of September 30, 2005: 1,916,016 shares / as of September 30, 2004: 1,954,200 shares year ended March 31, 2005: 1,916, 016 shares

3). CASH FLOW RESULTS

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents, End of the Periods
Six months ended	*Millions of yen*	*Millions of yen*	*Millions of yen*	*Millions of yen*
September 30, 2005	55,246	5,929	△ 20,692	874,094
September 30, 2004	104,272	192,930	△ 145,421	754,329
Year ended March 2005	250,839	176,914	△ 202,195	829,087

4). MATTERS RELATING TO THE SCOPE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD

Number of Consolidated Subsidiaries: 156
Number of Associated Companies accounted for by the Equity Method: 11

5). CHANGES IN SCOPE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD

New Consolidated Companies: 2 / Exclusion from Consolidation: 6
New Application of the Equity Method: 1 / Exclusion from the Application of the Equity Method: 0

2. FORECAST FOR THE BUSINESS RESULTS FOR THE FISCAL YEAR (April 1, 2005 to March 31, 2006)

	Net Sales	Recurring Profit	Net Income
	Millions of yen	*Millions of yen*	*Millions of yen*
Year ending March 2006	4,620,000	291,000	189,000

Additional Information: Forecasted Net Income per Share: JPY 98,642.18

Note: The forecast described above is based on the assumption judged to be reasonable as of the data of issuing this statement and the actual results may substantially differ from the forecast above. Please see "NOTE REGARDING FORWARD-LOOKING STATEMENTS" on page 21 before reading the forecast above

This document has been translated into English for convenience. Please refer to the original Japanese version for the official information.

1. SUMMARY OF JAPAN TOBACCO INC. AND ITS GROUP COMPANIES

The main business activities operated by Japan Tobacco Inc. (the "Company" or "JT"), its 156 consolidated subsidiaries and 11 companies applied for the equity method (collectively, the "Group"), and the relationship of each company to the Group's business activities are stated below.

Business segment is changed partially in this fiscal year. For details, please refer to "Changes in business segment" on page 41.

Domestic Tobacco

The domestic tobacco business consists of the manufacture and sale of tobacco products.
The Company manufactures and sells tobacco products, and TS Network Co., Ltd., distributes tobacco products, collects payments and conducts distribution-related operations such as wholesale distribution of foreign tobacco products (imported tobacco products). Japan Filter Technology Co., Ltd., and other subsidiaries manufacture materials, and Central Japan Plant Service Co., Ltd. and other subsidiaries carry out the maintenance of factories.

Major subsidiaries

TS Network Co., Ltd., JT Logistics Co., Ltd., Japan Filter Technology Co., Ltd., Fuji Flavor Co., Ltd., JT Engineering Inc., Central Japan Plant Service Co., Ltd., Western Japan Plant Service Co., Ltd., Kyusyu Plant Service Co., Ltd., Eastern Japan Plant Service Co., Ltd., JT Design Center Co., Ltd., JT V-net Co., Ltd., Japan Metallizing Co., Ltd., Japan Tobacco Imex Co., Ltd., Japan Tobacco (Hong Kong) Ltd., JT (UK) Ltd.

Besides the companies named above, there are 5 consolidated subsidiaries and 2 companies applied for the equity method.

*JT Proserve Inc., a former consolidated subsidiary, terminated liquidation.

International Tobacco

The international tobacco business consists of the manufacture and sale of tobacco products with JT International S.A. controlling the manufacture and sale as the core company.

Major subsidiaries

JT International S.A., JTI-Macdonald Corp., ZAO JT International Marketing and Sales, OOO Petro, JT International Germany GmbH, JTI Tütün Urunleri Sanayi A.S.

Besides the companies named above, there are 82 consolidated subsidiaries and 1 company applied for the equity method.

Pharmaceuticals

The pharmaceuticals business consists of the R&D, manufacture and sale of prescription drugs.
JT concentrates on R&D and manufacture, while Torii Pharmaceutical Co., Ltd. manufactures and promotes sales of drugs (including JT's products).

Major subsidiaries

Torii Pharmaceutical Co., Ltd. (listed on the First Section of the Tokyo Stock Exchange), JT Pharma Alliance Co., Ltd., Akros Pharma Inc.

Besides the companies named above, there is 1 consolidated subsidiary.

Foods

The foods business consists of the manufacture and sale of processed foods and beverages. In the processed foods business, JT Foods Co., Ltd. handles sale of frozen foods, seasonings and other foods products. In the beverages business, JT Foods Co., Ltd. sells JT's beverage, and Japan Beverage Inc. and certain other subsidiaries sell JT's and other companies' beverages through vending machines.

Major subsidiaries

Japan Beverage Inc., Japan Beverage Shinetsu Inc., Japan Beverage Shikoku Inc., JT A- Star Co., Ltd., JT Foods Co., Ltd., Nihon Shokuzai Kako Co., Ltd., Sunburg Co., Ltd., Iipingsyang Foods Corporation, Asahi Shokuzai Co., Ltd., JT Dining Service Co., Ltd., Saint-Germain Co., Ltd., Hans Continental Smallgoods Pty. Ltd., Thai Foods International Co., Ltd., Weihai J.K. Foods Co., Ltd., Swickers Kingaroy Bacon Factory Pty. Ltd., Shanghai JS Foods Co., Ltd.

Besides the companies named above, there are 11 consolidated subsidiaries and 4 companies applied for the equity method.

Others

The business in the real estate category consists of rental and management of real estate properties. In addition, there are subsidiaries that manufacture and sell a variety of products and provide services to the Group.

Major subsidiaries

JT Real Estate Co., Ltd., JT Toshi Inc., JTS Wiring Systems Corporation, JT Finance Service Co., Ltd., JT Creative Service Co., Ltd., Toranomon Energy Service Co.,Ltd., JT Capital Management Inc., FRONTIER REIT Management Inc., JT Development Consulting Inc., JT America INC., JT Capital (U.K.) PLC

Besides the companies named above, there are 6 consolidated subsidiaries and 4 companies applied for the equity method.

The above-named companies are shown in the following diagram:


Japan Tobacco Inc.
as of September 30, 2005
Domestic Tobacco
Japan Filter Technology, Co.,Ltd.
Fuji Flavor Co.,Ltd.
Japan Metallizing Co.,Ltd.
Purchase of materials
JT Engineering inc.
Purchase of machines
Central Japan Plant Service Co.,Ltd.
Western Japan Plant Service Co.,Ltd.
Kyushu Plant Service Co.,Ltd.
Eastern Japan Service Co.,Ltd
Maintenance of factories
JT Design Center Co.,Ltd.
Planning and Creation of design
Consignment of distribution-related activities
JT Logistics Co.,Ltd.
Consignment of support activities for the operation of tobacco vending machines
JT V-Net Co.,Ltd.
Consignment of domestic products distribution
TS Network Co.,Ltd.
Sale of tobacco products
Japan Tobacco (Hong Kong) Ltd.
Japan Tobacco Imex Co.,Ltd.
JT (UK) Ltd.
others: 5 consolidated subsidiaries and
2 companies applied for the equity method
International Tobacco
Approval of license and sale of tobacco products
Purchase of materials
JT International S.A.
JTI-Macdonald Corp.
ZAO JT International Marketing and Sales
OOO Petro
JT International Germany GmbH
JTI Tütün Urunleri Sanayi A.S.
others: 82 consolidated subsidiaries and
1 company applied for the equity method
Pharmaceuticals
Sale of products
Torii Pharmaceutical Co.,Ltd.
Consignment of R&D
Akros Pharma Inc.
JT Pharma Alliance Co., Ltd.
other: 1consolidated subsidiary
Foods
Nihon Syokuzai Kako Co.,Ltd.
Sunburg Co.,Ltd.
Iipingsyang Foods Corporation
Asahi Shokuzai Co.,Ltd.
Thai Foods International Co., Ltd.
Weihai J.K.Foods Co.,Ltd.
Purchase of products
Hans Continental Smallgoods Pty. Ltd.
Swickers Kingaroy Bacon Factory Pty. Ltd.
Shanghai JS.Foods Co.,Ltd.
Sale of products
JT Foods Co.,Ltd.
Sale of goods
Japan Beverage Inc.
Japan Beverage Shinetsu Inc.
Japan Beverage Shikoku Inc.
JT A-Star Co.,Ltd.
JT Dining Service Inc.
Saint-Germain Co.,Ltd.
others: 11 consolidated subsidiaries and
4 companies applied for the equity method
Others
JT Real Estate Co.,Ltd.
Construction work
Toranomon Energy Service Co.,Ltd.
Purchase of thermal energy for the building of JT headquarters
JT Creative Service Co.,Ltd.
JT AMERICA INC.
JT Development Consulting Inc.
JTS Wiring Systems Corporation
JT Toshi Inc.
JT Finance Service Co.,Ltd.
JT Capital Management Inc.
JT Capital (U.K.) PLC
Frontier REIT Management Inc.
others: 6 consolidated subsidiaries and
4 companies applied for the equity method

NOTES: Consolidated Subsidiaries

JT Proserve Inc., a former consolidated subsidiary, terminated liquidation .

2. MANAGEMENT POLICY

(1) Corporate Strategy

JT has formulated a new corporate strategy called the "JT Brand-ing Declaration" in April 2002 as a mission. Through all corporate activities such as tobacco business, pharmaceuticals business, and foods business, we seek to satisfy our shareholders and other stakeholders by providing unique value added products and services that bring delight to and exceed the expectations of our customers. JT hopes that this strategy will enable it to become a truly excellent company.

While implementing the JT Brand-ing Declaration, JT will continue to strive to maximize cash flow, enhance corporate values and maintain the trust of its shareholders and other stakeholders.

(2) Medium- to long-term Strategies

JT established the mid-term management plan called "JT PLAN-V"(from the FY 3/2004 to FY 3/2006) to further strengthen management practices focused on growth in profits following the change of the business environment, and it is making effort to execute the plan.

As an effort in each business segment, the domestic tobacco business will strive to increase the cash flow level with overcoming the changes in its business environment. Meanwhile, the international tobacco business has been aiming at further growth as the key for profit growth of the whole Group; the pharmaceuticals business has been aiming to be a next pillar, contributing to the enhancement of JT's corporate value promptly, and the foods business has also been aiming to be the next cash flow generator for the Group by solidifying its business base and increasing its business value.

In fiscal year 2005, JT will direct its efforts at growth strategies and completely execute the "JT PLAN-V," and strive to be "a global growth company that operates diversified, value creating businesses" by actively investing into the future, including enhancing its organizational capacity and personnel competitiveness and improving and reinforcing its business foundations, in order to attain sustainable growth in earnings.

Strategies by business segment are as follows:

Domestic Tobacco

In the domestic tobacco business, due to domestic social factors, including continued aging of the population, consumers' growing concerns about the impact of smoking on health and reinforcement of smoking regulations, the total demand for tobacco has continued to decrease. In addition, there were several changes in the business environment, such as termination of the license agreement in Japan for Marlboro of Philip Morris International at the end of April 2005. Consequently, the share competition is growing more intense and the domestic tobacco business environment has been getting more severe. Under the circumstances, JT will increase the value of its domestic tobacco business through various measures, including the implementation of a sales-growth strategy and cost structure reform to overcome changes in the business environment.

As the sales-growth strategy aiming at market penetration, JT will strive to promote its products actively and efficiently following the market characteristics by introducing new products proactively in the growing segments of the 1-mg tar, menthol, and premium (high price range) markets along with expanding the sales area for the products which have been

launched in limited areas. JT has already launched eleven of D-spec products, which adopt the Company's proprietary reduced odor technology that "controls the odor that rises from the tip of the cigarette", to meet customers' needs, and it will continue to pursue further development of the new category of D-spec products in the future.

JT enhances the competitive edge through several strategies including product strategy with such brands as "Camel", "Salem", and "Winston" which JT itself is selling domestically from May 2005, distribution strategy through sales-effective installation of vending machines and sales strategy with tools including database and marketing.

In the area of cost structure reform for profit growth, JT aims to reduce the fixed and variable costs and build the optimum cost structure by promoting operational efficiency with only 10 tobacco production sites, reorganizing procurement offices and introducing full-scale operation of a new procurement system for imported raw material against changes in the business environment.

In order to realize a society in which smokers and non-smokers coexist harmoniously, JT has been making efforts to encourage improved smoking manners along with the effort to ensure and create smoking areas and opportunities by setting up separate areas, etc.

International Tobacco

Following the previous fundamental strategy, JT expects the international tobacco business to increase profitability with further growth in sales volume of the Global Flagship Brand (hereinafter "GFB"), such as "Camel", "Winston", "Mild Seven" and "Salem," to contribute to achieve company-wide management goal as a driving force of the growth in profit of the Group. At the same time, JT will continuously focus on core markets selected in the light of profitability and growth potential, and strive to constantly strengthen the business structure. While the business aims for organic growth, it will also actively examine business and acquisition opportunities that further strengthen company value.

JT will also continue to take appropriate response to the WHO Framework Convention on Tobacco Control and the tobacco-related regulations of the EU and other countries.

JT has been taking necessary measures against an unreasonable Notice of Assessment to our local subsidiaries in Canada and in Russia, and the subsidiaries are operating their businesses continuously. The Group will continue to operate its businesses appropriately complying with rules in the all countries where it is operating businesses, and JT will intend to take all possible measures, including legal options, against treatments like unreasonable Notice of Assessment.

Pharmaceuticals

JT has been striving to enhance the operating basis to increase business value promptly. Specifically, the pharmaceuticals business has been striving to distinguish itself as a unique business with world-class R&D and enhance its presence through development of innovative drugs to be the next pillar.

To achieve these goals, JT has been striving to reinforce the drug discovery capability, enhance the R&D pipeline, and accelerate development, with strengthening the partnerships with subsidiaries, such as Torii Pharmaceutical Co., Ltd.

Foods

The foods business has been aiming to be the next cash flow generator for the Group by solidifying its business base and increasing its business value.

As for the processed foods business, JT intends to increase its business value by maintaining and developing the current strategy. Business covers the four areas of frozen foods, seasonings and seasoned processed foods, bakery items and chilled foods in overseas markets. In the area of its R&D resource seems to be inadequate, JT will proactively seek and utilize opportunities for business alliance.

In the beverages business, JT shifted its strategic emphasis from business expansion with stable profit toward profitability. The business aims to make steady profits on an operating income basis and further increase of the business value by thoroughly streamlining operations.

Also, JT will continue to invest in nurturing and enhancing brands, such as R&D activities, advertising, and reinforcement of the vending machine distribution channels.

Others

JT continues to strengthen operations in other businesses, however, fundamental changes might be required if no signs of self-sustainability can be seen.

(3) Dividend Policy

JT believes that the growth of our corporate value in the medium- to long- term through continual earning growth driven by active business investment is fundamentals for increasing our shareholders' benefits.

Its basic dividend policy is to generate competitive returns for shareholders in the capital market, through the payment of appropriate dividends in accordance with its consolidated business performance in each period. Based on this policy, JT will strive to increase the dividend level on a continual basis, in consideration of the implementation status of its mid-term growth strategies and the outlook for its consolidated business performance.

JT will use its retained earnings to invest in businesses now and in the future, acquire external resources, reduce interest-bearing debt, and purchase of its own shares to broaden its business options.

(4) Policy for Lowering the Company's Trading Unit

JT has always recognized the importance of active market participation by all investors, including individuals. It has therefore actively promoted investor relations so as to enhance communication with the shareholders.

It will continue to evaluate the appropriateness of changing the trading unit of its share, based on stock market trends and the composition of its shareholders.

(5) Activities Contributing to the Environment and Society

The Group is committed to making social contributions on a continual basis through a variety of corporate activities, with the aim of serving as a good corporate citizen acclaimed in society. It is continually engaged in activities with a focus on bringing about "harmony" between our corporate activities and the environment, and a "feeling of mutual coexistence" as a good neighbor with local communities in all countries and regions where we operate. JT has established CSR Division in July 2005, to improve its activities aimed at fulfilling the corporate social responsibility.

Its environmental protection initiatives include the establishment of the Group Environmental Charter in March 2004, which expands the scope of the Environmental Charter to cover the entire Group, the efforts to "reduce environmental impact", "tackle the global warming problem" and "reduce waste," and even the launch of reforestation and forest protection activities this year.

As a member of society, JT is engaged in activities which contribute to society, including "subsidy programs for volunteer activities in youth education through local non-profit organizations (NPOs)," and "scholarship programs for students from Asian countries." JT is also involved in activities which contribute to local communities, centering on business facilities around the world, as well as those which support culture, through the Tobacco and Salt Museum, JT Art Hall, Affinis Arts Foundation and JT Biohistory Research Hall, etc.

JTI, which operates overseas, also makes various efforts to protect the environment under the Group Environmental Charter, and carries out various activities to contribute to society in many countries, including supporting environmental protection activities, artistic and cultural activities, etc.

(6) Basic Views and Current Status about Corporate Governance

(Basic Views concerning Corporate Governance)

JT recognizes that timely and accurate decision-making and execution of business tasks are crucial to our ability to increase our corporate value and respond appropriately to changes in our business and social environments. Based on this recognition, JT takes a proactive approach to corporate governance, as it believes that strong corporate governance is one of the major tasks for management.

(Current Status concerning Corporate Governance)

1) Status of the Corporate Governance System

1)-1. Organizations in the Company

- JT has a board of corporate auditors. The board is an independent entity with fiduciary responsibilities to shareholders. By auditing the implementation of responsibilities of the Board of Directors and Executive Officers, Corporate Auditors work to ensure sound company operations and the improvement of company credibility within the society. The Audit Board is comprised of four members, including three externals. Auditor's Office is set for supporting auditors.

- The Board of Directors meets once a month as a rule, and at other times as needed, to decide on issues as defined in the Commercial Code and other important items. It also receives reports on and supervises execution of business. The Board is currently comprised of nine directors, and the Corporate Auditors also attend meetings and express their views as necessary.

- The Advisory Committee, which includes five external members, provides proposals representing a broad range of perspectives concerning the company's medium- to long-term direction for the enforcement of the corporate governance.

- The Executive Committee is comprised of the Chairman of the Board, the President and Chief Executive Officer and Executive Deputy Presidents. As a rule, it meets once a week to discuss important management issues, primarily management strategy across all operations, and items concerning the company's core plans.

- JT introduces Executive Officer System, and it is aiming to perform operation of high quality under the transferred authorities in each area based on company-wide business strategy determined by the Board of Directors.

1)-2. Internal Control System and Risk Management System

- JT has the Operational Review and Business Assurance Division consisting of sixteen members as an internal audit organization which examines and evaluates the management structure in consideration of importance and risks from an objective perspective with independent of other operational organizations, and makes reports and gives suggestions to the President. Also, JT has been making efforts to strengthen auditing system in group-wide by cooperating with domestic and overseas subsidiaries.

- As an organization reporting directly to the Board of Directors, JT has the Compliance Committee which consists of six members, including two externals. Its job is to recognize and set challenges for promoting compliance every year and to deliberate matters concerning various compliance-related measures and action guidelines, and to report to the Board of Directors when needed. Efforts for promoting compliance are led by the Senior Vice President in charge of compliance and the Compliance Office. JT also strictly enforces and spreads compliance in the entire Group by preparing Compliance Manuals as action guidelines for compliance and is distributing them to all its employees, as well as distributing compliance-related handbooks to the employees of the domestic and overseas subsidiaries.

- JT seeks advice and guidance as necessary from multiple law firms in connection with corporate management and routine operations.

- JT has been striving to prevent risks from materializing, and has even built a crisis management system designed to tackle crises in the event that the risks are materialized. Specifically, in case of crisis, it establishes a system to launch an emergency project task force led by the Corporate Strategy Division, capable of dealing with the situation in a prompt and proper manner based on close cooperation among related divisions under the leadership of the top management.

1)-3. Corporate Auditors' Audit and Independent Auditors' Audit Status

- Corporate auditor's audit is conducted by auditors independent of directors, which includes auditing the performance of Directors and Executive Officers.

- Deloitte Touche Tohmatsu ("DTT", hereinafter) performs financial statements audit, as required by the "Law for Special Provisions to the Commercial Code concerning Audits, etc. of Kabushiki-kaisha," and the "Securities and Exchange Law".The following audit partners performed financial statements audit in this semi-annual period.

  Katsuji Hayashi (four years), Tatsuo Igarashi (one year), Eiji Yoshida (two years), Shuichi Momoki (one year)

  * Figures in parentheses represent the number of years each audit partner has served on the audit engagement.

While each audit is conducted independently in an appropriate manner, JT strives to enhance cooperation between them in order to ensure proper audits, whose example is to share information on audit results among departments related to the audit, including the Operational Review and Business Assurance Division.

The following is Corporate Governance System in the Company (as of 30 September, 2005).



General Meeting of Shareholders
Selection or dismissal of members
Selection or dismissal of members
Selection or dismissal of members
Independent Auditors
Audit report
Financial statements audit
Board of Directors
nine members
Financial statements audit
Operational audit
Audit Board
four members including three external members [*1])
[*1]
Hisashi Tanaka
Hiroyoshi Murayama
Takanobu Fujita
Auditor's Office
Advice
Advisory Committee
ten members (including five external members [*3])
[*3]
Kazuo Inamori Chairman Emeritus and Director, Kyocera Corporation)
Yoko Ohara (President, IFI Business School))
Takamitsu Sawa Director, Kyoto University)
Sakutaro Tanino Board of Directors, Toshiba Corporation)
Tomijiro Morita (Chairman, Daiichi Mutual Life Insurance Company)
Introduction of compliance-related matters
Compliance Committee
six members (including two external members [*2])
[*2]
Shinichiro Tojo Lawyer)
Makoto Matsuo Lawyer)
Compliance Office
Supervision of the performance
Lawyers
Advice
Operational Review and Business Assurance Division
sixteen members
Report/ Proposal
President and Chief Executive Officer
Executive Committee
Financial statements audit
Operational audit
Executive Officers
Departments
Internal audit
Group Companies
Group audit

2) Overview of Outside Corporate Auditors' Stakes in JT

JT has three outside corporate auditors. One of them, Mr. Hiroyoshi Murayama, is a director of Mitsubishi Electric Corporation, which has minor dealings with JT. However, the outside auditor himself has no direct stake in it.

There is no corresponding information on the other two outside corporate auditors.

(7) Items regarding Controlling Company

There is no applicable item.

(8) Major Risks of Businesses, etc.

The major risks to which the Group's businesses are exposed and the factors which may materially affect investors' judgments are described as follows. This section contains forward-looking statements based on judgments made at this interim term-end. Future potential risks include, but are not limited to the risks stated hereunder.

1) Risks relating to the Group's Businesses, Earnings Structure and Management Policies

- There is a risk that any negative impact on the domestic tobacco business (a major contributor to the Group's sales and operating income) might negatively affect the Group's business performance.

- The Group plans to invest in the pharmaceuticals and foods businesses based on the view that they will contribute to its business performance in the future, but there is a risk that the investment might not generate the expected returns.

- The Group might acquire other companies, invest in other companies, form alliances or build cooperative frameworks with other companies based on the view that it will contribute to the Group's future business performance, but there is a risk that its future business performance might be negatively affected if the results fall short of the Group's expectations.

- There is a risk that overseas operations might face exchange rate fluctuations, change in laws and regulations, political unrest, uncertainties in economic trends, local industrial relations, revision of tax system, tariffs, etc., and differences in business practices.

- There is a risk that JT's consolidated financial statements might be affected by fluctuations in the exchange rate of the foreign currency used by its overseas subsidiaries for the closing of accounts relative to Japanese yen. There is also a risk that if overseas subsidiaries, whose shares were acquired in foreign currency by JT, are liquidated, sold, heavily diminished in value, etc., the gain/loss on investment in the subsidiary recorded in JT's consolidated financial statements might be affected by fluctuations in the exchange rate between Japanese yen and the foreign currency used for acquiring the shares, etc.

- While JT use hedging foreign currency transactions to partially manage its transactional exposure of fluctuations in the value of foreign currencies, it remains exposed to effects of foreign exchange transactions.

2) Risks relating to the Group's Domestic and International Tobacco Business

- JT predicts that aggregate cigarette demand will continue to decline in the domestic market as a whole, and while demand trends vary from region to region overseas, it might decrease depending on the economic environment, local situations, etc. Therefore, there is a risk that decline in tobacco demand might have negative impact on Group's business performance.

- The Group's shares in the domestic and the overseas tobacco market fluctuate in the short run due to temporary factors, such as the launch of new products by JT and other tobacco manufacturers, and associated special sales promotion activities. There is a risk that the Group's share in the tobacco market might decrease due to factors, such as, but not limited to, competition, pricing strategy, changes in consumer preferences, brand recognition, and economic conditions in each market. There is also a risk that the measures adopted to counter the decrease in the market share, which might lead to increase in costs, might cause a decrease in profit.

- While the Group is steadily executing sales-growth strategies and cost restructuring to overcome the financial impact by the expiration of the license agreement between JT and Philip Morris International on the manufacture and sale of Marlboro products in Japan at the end of April 2005, there is a risk that the ending of the agreement might cause a decrease in profit.

- There is a risk that fluctuation in price of foreign leaf tobacco might have a direct impact on the Groups' operating income as well as on competitors.

- There is a risk that the tax imposed on tobacco might increase in the domestic and the overseas market.

- There is a risk that tobacco demand might decrease due to the reinforcement of tobacco regulations. There is also a risk that costs to adapt to new regulations might increase.

- If the use of terms, such as "mild" and "light" is banned, depending on the nature of legislations passed in each country, there is a risk that substantial costs and time might be incurred (spent) in developing a new brand that matches or is comparable to brand product of "Mild Seven". There is a risk that a brand with similar value and appeal cannot be developed as a result.

- The Group is being sued in Japan and overseas for allegedly causing health damage as a result of smoking or passive smoking. There is a risk that the Group might be liable for damages if the ruling turns out to be unfavorable to the Group in these lawsuits. There is also a risk that, regardless of the outcome of the litigation, negative publicity on the litigation might make the public less acceptable to smoking, raise concern in smoking and health, increase public or private restrictions on smoking, induce many similar lawsuits against the Group, force JT to deal with and bear the costs of such lawsuits and so on.

- Other than those relating to smoking and health issues, the Group is involved in lawsuits instituted by EU and the Canadian government claiming that JT and the group companies had allegedly contributed to tobacco smuggling and seeking compensation for the damage. Also, the Group lodged suits with the court for the unreasonable Notice of Assessment, which the Group companies received from the Quebec Ministry of Revenue and the Russian Tax Authority, to be invalidated. There is a risk that these lawsuits might have a negative impact on the Group's business performance or the manufacture, sale, import/export, etc. of tobacco products if the ruling turns out to be unfavorable to the Group.

3) Risks relating to Non-Tobacco Businesses

3)-1. Risks relating to Pharmaceuticals Business

- There is a risk that the Group cannot research and develop or launch commercially valuable pharmaceutical products (JT has never released any proprietary pharmaceutical products).

- There is a risk that even if the Group can research and develop or launch commercially valuable pharmaceutical products, the R&D costs might exceed the sales generated from them.

- There is a risk that even if the Group's pharmaceutical products are commercially successful, its success might be curtailed by domestic and overseas competitors' products, government-mandated price decreases, etc.

- There is a risk that in the event of any problems in the quality of the Group's pharmaceutical products or in the information provided on the products, claims, including product liability claim, might be brought against the Group or a suspension of sales.

- There is a risk that JT's business performance might be affected by litigations concerning patents and other intellectual property rights.

- There is a risk that regulations might be applied broadly, from the R&D stage all the way up to the post-launch stage of a new drug.

3)-2. Risks relating to Foods Business

- There is a risk that processed foods or beverages developed by the Group might not meet consumer preferences, which could lead to a short product life.

- There is a risk that the Group's profit/loss might fluctuate due to the volatility of the price of materials for food products (including those due to exchange rate fluctuations).

- There is a risk that the Group might not be able to generate operating income as expected in case it fails to improve its cost structure or fully enjoy the business scale.

- There is a risk that the procurement, manufacture, sale of food products might be regulated in Japan and overseas (including risks that various costs to comply with regulations might increase).

- There is a risk that the Group might not be able to compete with larger processed food or beverage companies with larger distribution channels and networks, stronger development capabilities and longer operating histories than the Group has.

- There is a risk that in the event of any problems in the quality of the Group's food products, claims, including product liability claim, might be brought against the Group or the reputation of the products and the Group might be harmed.

4) Other Factors which might Materially Affect Investors' Judgments

- Under the Japan Tobacco Inc. Law (hereinafter "JT Law"), the Japanese government is to continue holding at least one-half of all the original JT shares, which was conveyed to the government gratuitously upon JT's establishment, and more than one-third of all outstanding JT shares. The government holds approximately 50% of all outstanding JT shares as of the end of this interim term-end.

- The Minister of Finance has the authority to supervise JT under the JT Law and Tobacco Business Law.

- Under the JT Law, the scope of JT's businesses includes "manufacture, distribution, and import of tobacco products and ancillary businesses, as well as businesses required for attaining the objective of JT", while "businesses required for attaining the objective of JT" is subject to the Minister of Finance's approval. Accordingly, the Minister of Finance's approval is required in order for JT to engage in new businesses outside the scope of currently-approved businesses.

- The Tobacco Business Law requires us to enter annually into purchase contracts as to the aggregate cultivation area for specific varieties of leaf tobacco and prices for leaf tobacco by variety and grade. JT must purchase all leaf tobacco produced pursuant to such contracts that is suitable for the manufacture of tobacco products. JT is required to respect the opinion of the Leaf Tobacco Deliberative Council, which consists of members appointed by JT with the approval of the Ministry of Finance from among representatives of domestic leaf tobacco growers and academic appointees, in regards to the aggregate cultivation area and the prices for leaf tobacco.

3. RESULTS OF OPERATIONS AND FINANCIAL POSITION

(1) Business Results

1) Overall condition

Business results for the semi-annual period from April 1, 2005 to September 30, 2005

During this semi-annual period, constant and gradual recovery in economy has been seen in Japan, for instance, improvement of corporate profits, increase of business investments and personal consumption. In overseas, economic expansion was seen in the U.S., China and other Asian countries, and also European economy made a moderate recovery.

Under such circumstances, the Group has been putting continuous efforts toward complete execution of the "JT PLAN-V", the mid-term management plan ending in March 2006, as well as the strategy for sustainable growth.

Business segment is partially changed in this fiscal year. Accordingly, this semi-annual period's figures are compared with those corresponding figures for the previous semi-annual period, which are restated in accordance with the newly adopted segment.

Net Sales

Although sales volume in the international tobacco business showed an increase and foods business achieved a sales growth, sales volume in domestic tobacco declined and sales decreased in other businesses. As a result, net sales were 2,346.8 billion yen, decreased by 22.3 billion yen (down 0.9%) compared with the corresponding figure for the previous semi-annual period.

(Billions of yen unless otherwise indicated)

	Six months ended		Increase/Decrease	
	Sep. 30, 2004	Sep. 30, 2005		
Consolidated	2,369.2	2,346.8	▵22.3	▵0.9%
Domestic Tobacco	1,794.7	1,751.1	▵43.6	▵2.4%
International Tobacco	383.9	417.6	33.6	8.8%
Pharmaceuticals	25.6	25.4	▵0.2	▵0.8%
Foods	134.8	141.0	6.2	4.6%
Others	30.0	11.6	▵18.4	▵61.4%

*Figures above indicate external sales.

Operating Income

Thanks to a decrease in personnel expenses resulting from the business restructuring in the previous year, as well as profit growth in the international tobacco business led by sales growth, operating income reached165.2 billion yen, increased by 25.0 billion yen (up 17.9%) compared with the corresponding figure for the previous semi-annual period.

(Billions of yen unless otherwise indicated)

	Six months ended		Increase/Decrease	
	Sep. 30, 2004	Sep. 30, 2005		
Consolidated	140.1	165.2	25.0	17.9%
Domestic Tobacco	111.1	116.6	5.4	4.9%
International Tobacco	24.1	36.7	12.6	52.4%
Pharmaceuticals	△2.8	△1.6	1.2	42.6%
Foods	1.6	3.1	1.5	93.9%
Others	5.9	4.0	△1.9	△32.3%
Elimination	0.1	6.3		

Recurring Profit

Although there was an adverse effect on caused by unfavorable foreign exchange rate, recurring profit reached 158.3 billion yen, increased by 20.5 billion yen (up 14.9%) compared with the corresponding figure for the previous semi-annual period.

Net Income

While there was a loss on disposal of the land and buildings in Funabashi, Chiba prefecture, which was used as the distribution base of the Group, an extraordinary loss resulting from the business structure reform decreased. As a result, net income for this semi-annual period reached 101.0 billion yen, increased by 25.9 billion yen (up 34.6%) compared with the corresponding figure for the previous semi-annual period.

Interim Dividend

The common dividend for this semi-annual period is 7,000 yen per share.

2) Financial Result by business segment

Domestic Tobacco

As the sales-growth strategy, along with the integration of JTI products for the Japan market, such as "Camel", "Winston" and "Salem", into the domestic tobacco business since May 2005, JT has been striving to promote its products actively and efficiently following the market characteristics by introducing new products proactively and expanding the sales area for the products which were launched in limited areas, focusing on the growing segments of the 1-mg tar, menthol, and premium markets. In July 2005, JT launched 13 products in 10 brands (see Table 1). Besides, JT expanded the sales areas of four products in April 2005 (see Table 2) and two products in September 2005 (see Table 3), which had been sold only in limited areas, to nationwide, as strong customer support justified such expansions. Furthermore, "Pianissimo Pêche Menthol One", which had been sold only in limited areas, is to be sold nationwide in November 2005.

In accordance with the ministerial ordinance* which partially revise the Tobacco Business Law Enforcement Regulations, new warning labels are placed on all tobacco packages which have been shipped since July 2005.

* finance ministerial ordinance no.103, on November 13, 2003

(Table 1)

Brands	Price/Quantity	Tar/Nicotine	Initial Sales Area	Remarks
Mild Seven One Menthol 100's Box	270 yen/ 20 cigarettes	1mg/0.1mg	Nationwide	Menthol product
Pianissimo Pêche Menthol One	300 yen/ 20 cigarettes	1mg/0.1mg	Miyagi, Yamagata	Menthol product/ D-spec product
Bevel Fina Shine Berry	300 yen/ 20 cigarettes	5mg/0.4mg	Niigata	D-spec product
Seven Stars Revo Super Lights Box	300 yen/ 20 cigarettes	5mg/0.5mg	Shizuoka	D-spec product
Mild Seven Prime Slim Three	300 yen/ 20 cigarettes	3mg/0.2mg	Aichi	D-spec product
Cabin One 100's Box	270 yen/ 20 cigarettes	1mg/0.1mg	Aomori, Akita, Iwate	
isit ? Box	300 yen/ 20 cigarettes	6mg/0.5mg	Fukushima, Ibaraki, Tochigi	
isit? Menthol Box	300 yen/ 20 cigarettes	8mg/0.6mg		Menthol product
Siesta	300 yen/ 20 cigarettes	5mg/0.4mg	Hyogo	
Winston Menthol Box	280 yen/ 20 cigarettes	7mg/0.5mg	Osaka, Nara, Wakayama	Menthol product
Peace Smooth Aroma Box	300 yen/ 20 cigarettes	6mg/0.5mg	Okayama, Tottori	
Camel Full Flavor Box	300 yen/ 20 cigarettes	12mg/0.9mg	Kumamoto, Oita	
Camel Mild Flavor Box	300 yen/ 20 cigarettes	6mg/0.5mg		

(Table 2)

Brands	Price/Quantity	Tar/Nicotine	Remarks
Hope Super Lights	140 yen/ 10 cigarettes	6mg/0.5mg	
Seven Stars Lights Box	280 yen/ 20 cigarettes	7mg/0.7mg	
Caster Cool Vanilla Menthol Box	270 yen/ 20 cigarettes	3mg/0.3mg	Menthol product
Peace Aroma Menthol Box	300 yen/ 20 cigarettes	7mg/0.6mg	Menthol product

(Table 3)

Brands	Price/Quantity	Tar/Nicotine	Remarks
Seven Stars Revo Lights Menthol Box	300 yen/ 20 cigarettes	7mg/0.6mg	Menthol product/ D-spec product
Lucia Citrus Fresh Menthol One	300 yen/ 20 cigarettes	1mg/0.1mg	Menthol product/ D-spec product

In the area of cost structure reforms for profit growth, continuous efforts are being made to increase the cost competitiveness. JT closed seven tobacco plants at the end of March 2005 for an effective operation with only 10 tobacco manufacturing plants since April 2005. Also, JT has been striving to develop the most appropriate cost structure and reduce the fixed and variable expenses by taking the measures, such as reorganization of sales offices at the end of June 2005, step-by-step reorganization of domestic raw material group since July 2004, and close-down of the Miyakonojo plant, one of the tobacco raw material processing plants, at the end of March 2005.

Domestic tobacco sales volume for this semi-annual period was 99.1 billion cigarettes (See Note), decreased by 10.7 billion cigarettes (down 9.8%) compared with the corresponding figure for the previous semi-annual period. The domestic share represented 67.5% of the market (down 5.5%) and net sales per 1,000 cigarettes, excluding cigarette tax, were 3,874 yen (down 67 yen) compared with the corresponding figure for the previous semi-annual period. Termination of license agreement for Marlboro products in Japan at the end of April contributed to such decreases, although there was a positive effect of increased sales volume from the integration to JT of JTI products such as "Camel", "Salem", and "Winston".

Accordingly, net sales resulted in 1,751.1 billion yen, decreased by 43.6 billion yen (down 2.4%), compared with the corresponding figure for the previous semi-annual period. However, operating income reached 116.6 billion yen, increased by 5.4 billion yen (up 4.9%) compared with the corresponding figure for the previous semi-annual period, due to the business restructuring measures implemented last year.

(Note) Apart from the above, the domestic tobacco business sold 1.6 billion cigarettes during this semi-annual period at duty-free shops in Japan, as well as the markets in China, Hong Kong, and Macao, which are covered by JT's China Division.

International Tobacco

With JTI playing as a central role, JT has been making efforts, principally aiming at maximizing profits, to increase sales volume along with the increased unit price by the shift into higher price range products represented by GFBs.

As part of the GFBs' promotion for enhancing its brand value, JT is globally introducing the Mild Seven family "Blue Wind" symbol that was launched in Japan. The new package has been phased in since July 2005.

Sales volume in the international tobacco business achieved 104.6 billion cigarettes, showing an increase of 3.1 billion cigarettes (up 3.0%) compared with the corresponding figure for the previous semi-annual period, driven by sales increase in Russia, Iran, the Ukraine, Italy and Taiwan despite sales decline in license-based Philippines, and in Turkey and Korea markets which experienced the tobacco tax hike. Strong sales of "Winston" in such areas as Russia, Iran, the Ukraine, Italy, "Camel" mainly in Italy, and "Mild Seven" in Taiwan contributed to the increased GFBs sales volume of 64.4 billion cigarettes, showing an increase of 1.6 billion cigarettes (up 2.6%) compared with the corresponding figure for the previous semi-annual period.

As a result, net sales reached 417.6 billion yen, increased by 33.6 billion yen (up 8.8%) compared with the corresponding figure for the previous semi-annual period, due to sales volume increase accompanied by unit price increase. Operating income reached 36.7 billion yen, increased by 12.6 billion yen (up 52.4%) compared with the corresponding figure for the previous semi-annual period.

(Note) 1. US$1.00 is translated into 106.16 yen and 108.50 yen in the semi-annual period ended September 30, 2005 and 2004, respectively.
2. With respect to the international tobacco business, the results for the period from January 2005 to June 2005 are accounted for as the results for this semi-annual period.

Pharmaceuticals

In the pharmaceuticals business, JT has been striving to further build up and strengthen its R&D capability.

At present, JT has five drugs in the clinical development pipeline, after the anti-osteoporosis drug (JTT-305) entered into a clinical stage, while JT terminated the development of the anti-hepatitis C drug (JTK-003) and anti-SIRS drug (JTE-607).

Royalty revenue from anti-HIV drug, "Viracept", which JT co-developed with US-based Agouron Pharmaceuticals Inc., a subsidiary of Pfizer, and are sold in the U.S., Europe, Japan and elsewhere, declined due to increased competition in the market.

Torii Pharmaceutical Co., Ltd. (hereinafter "Torii"), JT's subsidiary, showed a decrease in net sales, because there was a decrease in sales of uricosuric agent "Urinorm", and agent for liver or antiallergic disease "Stronger Neo-Minophagen C", and the transfer of marketing rights for a biological tissue conglutination dressing sheet "Tacho Comb" to ZLB Behring LLC in October 2004, despite anti-HIV drugs such as "Truvada" were launched in April 2005 and the sales of its main products such as protease inhibitor "Futhan", topical adrenocortical hormone "Antebate", and anti-HIV drug "Viread" were increased.

Although there was a one-time income by licensing of "JTK-303", an anti-HIV drug, to US-based Gilead Sciences, decline in sales of Torii and in the royalty revenue from "Viracept" led to net sales of 25.4 billion yen, decreased by 0.2 billion yen (down 0.8%) compared with the corresponding figure for the previous semi-annual period. On the other hand, operating loss resulted in 1.6 billion yen, decreased by 1.2 billion yen (down 42.6%) compared with the corresponding figure for the previous semi-annual period, due to the reduction of JT's R&D expenses in addition to the one-time income of "JTK-303" as previously mentioned.

With the full implementation of revised Pharmaceutical Affairs Law in April 2005, JT decided in April 2005 to close Hofu pharmaceuticals factory, its prescription pharmaceuticals production base, at the end of March 2006, and consolidated it in Torii's Sakura Plant to improve the efficiency of the function of the production.

Foods

In the foods business, JT has been striving to further improve business value for the next leap forward and ensure a profitable structure through the development and introduction of new products, reinforcement of existing sales channels and promotion of greater efficiency across its entire operations.

As for the processed foods business, JT has continued to enhance and enrich the product lineup of commercial frozen foods, such as "Obento Dai-Ninki!" series and "Imadoki-Wazen" series. Also, JT has been striving to expand the scale of operation and strengthen earning capacity through active development and introduction of highly-valued differential products, including High IG yeast extract, which was developed by JT's unique technology in seasonings and seasoned processed foods.

As for the beverage business, JT has been steadily expanding its business mainly through the vending machine operation of Japan Beverage Inc., JT's subsidiary. Along with that, JT actively developed and launched new products that pursue thorough differentiation by the reinforcement of core brands, represented by "Roots".

Driven by the expansion of scale in the commercial frozen foods of processed foods business and healthy sales expansion of "Roots" in the beverage business, net sales reached 141.0 billion yen, increased by 6.2 billion yen (up 4.6%) compared with the corresponding

figure for the previous semi-annual period. Operating income reached 3.1 billion yen, increased by 1.5 billion yen (up 93.9%) compared with the corresponding figure for the previous semi-annual period, due to the increase of marginal profit accompanied by business expansion and the reduction of smaller fixed costs resulting from the effective operation.

Others

As a result of several reasons, including the decline in number of consolidated subsidiaries by the transfer of their shares, net sales and operating income resulted in 11.6 billion yen and 4.0 billion yen, respectively, decreased by 18.4 billion yen (down 61.4%) and by 1.9 billion yen (down 32.3%), respectively, compared with the corresponding figures for the previous semi-annual period.

3) Financial results by geographic area

Japan

Net sales in Japan resulted in 1,907.4 billion yen (down 2.8%, compared with the corresponding figure for the previous semi-annual period), mainly due to sales decline in the domestic tobacco. Operating income reached 121.6 billion yen (up 5.7%, compared with the corresponding figure for the previous semi-annual period), because of reduce in operating expenses thanks to cost reduction effort.

Western Europe

Net sales in Western Europe reached 168.1 billion yen (up 9.1% compared with the corresponding figure for the previous semi-annual period), mainly due to the strong sales in Italy in international tobacco business. The operating income reached 1.6 billion yen because of a decrease in operating expenses led by cost reduction effort (operating loss of 7.9 billion yen was amounted in the previous semi-annual period).

Others

Net sales in other areas reached 271.2 billion yen (up 7.0% compared with the corresponding figure for the previous semi-annual period), due to strong sales in Russia, Iran, the Ukraine and Taiwan. Operating income reached 35.4 billion yen (up 7.3% compared with the corresponding figure for the previous semi-annual period).

(2) Outlook for the Year ending March 31, 2006

The business environment surrounding the Group has been getting more severe, amid the continuous decline in the aggregate domestic demand for tobacco, due to the intensified competition over market share, which resulted from the termination of the domestic license agreement for Marlboro products at the end of April 2005 and other factors

Under such circumstances, the Group will focus on growth strategies and completely execute the "JT PLAN-V," and strives to be "a global growth company that operates diversified, value creating businesses" by actively investing into the future, including enhancing its organizational capacity and personnel competitiveness and improving and reinforcing its business foundations, in order to attain sustainable growth in earnings.

Consolidated financial outlook for the year ending March 2006

(Billions of yen)

	Revised Forecast	Initial Forecast (as of April 27, 2005)
Net Sales	4,620.0	4,640.0
Operating Income	298.0	297.0
Recurring Profit	291.0	293.0
Net Income	189.0	180.0

Domestic tobacco business is facing declined tobacco demand and escalated competition. Considering that such trend is likely to continue, we revised down the forecast of sales volume. As for international tobacco business, the forecast of sales volume has been revised down due to the tax hike in some overseas markets. However, we revised up the initial forecast for the net sales and operating income, since steady unit price increase is expected.

Consequently, forecast for net sales were revised down by 20.0 billion yen due to the decline in sales volume in the domestic tobacco business. Nevertheless, forecast for operating income was revised up by 1.0 billion yen, as profit growth in international tobacco business would exceed the profit decline in domestic tobacco business due to sales volume decrease. Considering factors including financial gain or loss , forecast for recurring profit was revised down by 2.0 billion yen.

Forecast for net income was revised up by 9.0 billion yen, mainly due to gain on sale of properties.

JT plans to pay an annual dividend of 14,000 yen per share (including an interim dividend of 7,000 yen) for the year ending March 31, 2006.

*Major Assumptions for the Forecast for the Year Ending March 31, 2006

Sales volume of domestic tobacco business: 191.0 billion cigarettes (initial forecast was 195.0 billion cigarettes)

Sales volume of international tobacco business: 219.0 billion cigarettes (initial forecast was 222.0 billion cigarettes)

(Sales volume of GFBs: 134.0 billion cigarettes (initial forecast was 137.0 billion cigarettes))

Exchange rate: US$ 1.00=108 yen (initial forecast was 105 yen)

Note: The above figures are based on judgments, evaluations, factual understandings, policies and other factors made in accordance with information available to the management. They are also based upon certain assumptions required to formulate forward-looking statements as well as information already confirmed to be factual. Actual figures may differ from those forecasted, depending on uncertainties inherent in such forecasts, as well as possible changes in the Company's operations and economic environment, including domestic and foreign stock markets. Please refer to the Notes Regarding Forward-Looking Statements below, before using the information provided in our forward-looking statements.

(3) Qualitative Information Regarding Changes of Consolidated Financial Position

Cash and cash equivalents (hereinafter "cash") as at the end of this semi-annual period ended September 30, 2005 was 874.0 billion yen, increased by 45.0 billion yen compared with the corresponding figure for the previous year end. (The balance was 754.3 billion yen at the end of the previous semi-annual period.)

Cash Flow from Operating Activities

Net cash of 55.2 billion yen was provided by operating activities during this semi-annual period, showing a decrease of 49.0 billion yen compared with the corresponding figure for the previous semi-annual period. This was mainly due to the cash out associated with voluntary retirement program implemented in the previous year despite domestic tobacco business generated steady cash flow.

Cash Flow from Investing Activities

Net cash of 5.9 billion yen was provided by investing activities during this semi-annual period, showing a decrease of 187.0 billion yen compared with the corresponding figure for the previous semi-annual period. This was primarily due to a decrease in conversion of financial assets maturing over three months into "cash".

Cash Flow from Financing Activities

Net cash of 20.6 billion yen was used in financing activities during this semi-annual period, showing a decrease of 124.7 billion yen compared with the corresponding figure for the previous semi-annual period. This was primarily due to no redemption of bonds occurred in this semi-annual period.

Please see below for trend of Cash Flow index.

	Year ended March 31			Six months ended
	2003	2004	2005	Sep. 30, 2005
Ratio of shareholders' equity	54.9 %	49.8 %	50.2 %	54.1 %
Ratio of shareholders' equity (based on market value)	47.8 %	50.2 %	79.8 %	119.2 %
Years for debt repayment	1.6 year	1.1 year	0.9 year	-
Interest coverage ratio	29.3 x	41.1 x	48.7 x	18.1 x

Note: Ratio of shareholders' equity : Shareholders' equity / Total assets
Ratio of shareholders' equity (based on market value) : Total market value of shares / Total assets
Years for debt repayment : Interest-bearing debt / Operating cash flow
Interest coverage ratio : Operating cash flow / Interest payment
* Each index is calculated based on consolidated financial figures.
* Total market value of shares is calculated as follows:
Closing Stock Price at the end of the fiscal year 2005
× Total number of issued stocks at the end of the fiscal year 2005 (two million stocks)
* For Operating Cash Flow, figure of "Cash flow from operating activities" in the "Consolidated Statements of Cash Flows" is used. Interest-bearing debt means the total of all debt on which interest is paid on the Consolidated Balance Sheets.

(Note) In addition to the above, reference information on the financial results is shown in the attachment of Brief Statements of Financial Results and Forecast, "Brief Summary of Consolidated Financial Results for the semi-annual period ending in March 2006 (Financial Results Data Book)".

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the domestic and international tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2005 and September 30, 2005

ASSETS	*as of March 31, 2005*	*as of September 30, 2005*	*Increase / Decrease*
	Millions of yen	*Millions of yen*	*Millions of yen*
CURRENT ASSETS:	**1,504,448**	**1,537,737**	**33,289**
Cash and deposits	401,024	451,613	50,588
Trade notes and accounts receivable	126,066	139,016	12,949
Marketable securities	442,694	358,373	△ 84,321
Inventories	432,827	397,184	△ 35,642
Other current assets	103,827	193,065	89,238
Allowance for doubtful accounts	△ 1,992	△ 1,516	475
FIXED ASSETS:	**1,477,579**	**1,464,825**	**△ 12,754**
Property, plant and equipment:	**639,655**	**614,212**	**△ 25,442**
Buildings and structures	256,858	244,075	△ 12,782
Machinery, equipment and vehicles	140,610	141,879	1,268
Land	170,946	146,242	△ 24,704
Other	71,238	82,014	10,775
Intangible assets:	**569,708**	**572,751**	**3,042**
Goodwill	321,414	337,015	15,601
Trademarks	211,523	200,806	△ 10,717
Other	36,770	34,928	△ 1,841
Investments and other assets:	**268,215**	**277,862**	**9,646**
Investment securities and other assets	273,858	283,570	9,711
Allowance for doubtful accounts	△ 5,003	△ 5,105	△ 102
Allowance for loss on investments	△ 640	△ 602	37
DEFERRED ASSETS	**27**	**36**	9
TOTAL ASSETS	**2,982,056**	**3,002,600**	**20,544**

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2005 and September 30, 2005

	as of March 31, 2005	*as of September 30, 2005*	*Increase / Decrease*
LIABILITIES	*Millions of yen*	*Millions of yen*	*Millions of yen*
CURRENT LIABILITIES:	**742,338**	**692,346**	**△ 49,992**
Trade notes and accounts payable	111,298	134,797	23,499
Short-term bank loans	26,884	33,066	6,181
Current portion of long-term borrowings	18,811	18,101	△ 710
Other accounts payable	236,524	152,611	△ 83,912
National tobacco excise taxes payable	78,594	73,844	△ 4,749
National tobacco special excise taxes payable	14,996	12,834	△ 2,161
Local tobacco excise taxes payable	95,364	95,838	474
Income taxes payable	41,893	58,120	16,227
Accrued employees' bonuses	30,309	24,554	△ 5,754
Other allowances	2,371	2,187	△ 184
Other current liabilities	85,290	86,388	1,097
NON-CURRENT LIABILITIES:	**687,916**	**629,121**	**△ 58,794**
Bonds	150,000	150,000	-
Long-term borrowings	35,018	25,661	△ 9,356
Liabilities for retirement benefits	289,015	285,054	△ 3,961
Liabilities for retirement benefits for directors and corporate auditors	957	794	△ 163
Other non-current liabilities	212,924	167,611	△ 45,312
TOTAL LIABILITIES	**1,430,255**	**1,321,468**	**△ 108,787**
MINORITY INTERESTS:			
MINORITY INTERESTS	**53,596**	**55,651**	**2,055**
SHAREHOLDERS' EQUITY:			
COMMON STOCK	**100,000**	**100,000**	**-**
CAPITAL SURPLUS	**736,400**	**736,400**	**-**
RETAINED EARNINGS	**805,927**	**891,363**	**85,435**
NET UNREALIZED GAINS ON INVESTMENT SECURITIES	**16,888**	**24,806**	**7,918**
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	**△ 86,433**	**△ 52,511**	**33,921**
TREASURY STOCK	**△ 74,578**	**△ 74,578**	**-**
TOTAL SHAREHOLDERS' EQUITY	**1,498,203**	**1,625,479**	**127,276**
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	**2,982,056**	**3,002,600**	**20,544**

CONSOLIDATED STATEMENTS OF OPERATIONS

Japan Tobacco Inc. and Consolidated Subsidiaries
For the six months ended September 30, 2004 and 2005 and for the year ended March 31, 2005

	For the six months ended		Increase/ Decrease	For the year ended March 31, 2005
	September 30, 2004	September 30, 2005		
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
NET SALES	**2,369,259**	**2,346,865**	**△ 22,393**	**4,664,513**
COST OF SALES	**1,888,233**	**1,883,197**	**△ 5,035**	**3,713,725**
Gross profit	**481,026**	**463,668**	**△ 17,358**	**950,788**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**340,834**	**298,396**	**△ 42,438**	**677,416**
Operating income	**140,191**	**165,272**	**25,080**	**273,371**
NON-OPERATING INCOME:	**8,873**	**4,991**	**△ 3,882**	**15,949**
Interest income	866	1,580	714	2,015
Dividend income	1,253	1,377	123	1,300
Foreign exchange gain	980	-	△ 980	1,026
Other	5,773	2,033	△ 3,740	11,607
NON-OPERATING EXPENSES:	**11,237**	**11,882**	**644**	**19,069**
Interest expense	2,926	3,051	125	5,147
Foreign exchange loss	-	2,915	2,915	-
Financial support for domestic leaf tobacco growers	1,132	804	△ 327	1,099
Periodic mutual assistance association cost	1,146	1,537	390	2,292
Other	6,033	3,573	△ 2,459	10,531
Recurring profit	**137,828**	**158,381**	**20,553**	**270,251**
EXTRAORDINARY PROFIT:	**51,457**	**37,939**	**△ 13,518**	**79,288**
Gain on sale of property, plant and equipment	49,628	36,615	△ 13,012	73,362
Other	1,829	1,323	△ 506	5,926
EXTRAORDINARY LOSS:	**71,330**	**33,783**	**△ 37,547**	**248,206**
Loss on sale of property, plant and equipment	538	23,789	23,251	2,212
Loss on disposal of property, plant and equipment	3,955	1,716	△ 2,239	13,692
Business restructuring costs	65,677	6,465	△ 59,211	224,848
Other	1,159	1,811	652	7,452
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**117,955**	**162,537**	**44,582**	**101,333**
INCOME TAXES-CURRENT	39,200	59,397	20,197	70,071
INCOME TAXES-DEFERRED	-	-	-	△ 38,506
MINORITY INTERESTS	3,700	2,139	△ 1,561	7,184
NET INCOME	**75,054**	**101,000**	**25,945**	**62,583**

CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS

Japan Tobacco Inc. and Consolidated Subsidiaries
For the year ended March 31, 2005 and for the six months ended September 30, 2005

	For the year ended March 31, 2005	*For the six months ended September 30, 2005*	*Increase/ Decrease*
	Millions of yen	*Millions of yen*	*Millions of yen*
CAPITAL SURPLUS:			
Capital surplus, beginning of period	**736,400**	**736,400**	**-**
Capital surplus, end of period	**736,400**	**736,400**	**-**
RETAINED EARNINGS:			
Retained earnings, beginning of period	**763,770**	**805,927**	**42,156**
Increase:	**62,583**	**101,000**	**38,416**
Net income for the period	62,583	101,000	38,416
Decrease:	**20,426**	**15,564**	**△ 4,862**
Cash dividends paid	19,542	15,328	△ 4,213
Bonuses to directors and corporate auditors	239	236	△ 3
(Bonuses to corporate auditors)	(33)	(30)	(△3)
Adjustment to retained earnings for change in consolidation scope	100	-	△ 100
Adjustment to retained earnings for change in scope of associated companies accounted for by the equity method	535	-	△ 535
Minimum pension liability adjustment*	9	-	△ 9
Retained earnings, end of period	**805,927**	**891,363**	**85,435**

*Adjustment to appropriate minimum pension liability by consolidated overseas subsidiaries applying accounting principles generally accepted in the United States of America ("U.S. GAAP")

CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries
For the six months ended September 30, 2004 and 2005 and for the year ended March, 2005

	For the six months ended September 30, 2004	For the six months ended September 30, 2005	Increase/ Decrease	For the year ended March 31, 2005
OPERATING ACTIVITIES:	*Millions of yen*	*Millions of yen*	*Millions of yen*	*Millions of yen*
Income before income taxes and minority interests	117,955	162,537	44,582	101,333
Depreciation and amortization	62,049	61,586	△ 463	125,861
Net gain on sale of property, plant and equipment	△ 46,881	△ 13,056	33,825	△ 62,938
Amortization of goodwill	456	779	322	882
Increase (decrease) in liabilities for retirement benefits	△ 2,914	△ 2,560	353	△ 95,977
Interest income and dividend income	△ 2,119	△ 2,957	△ 837	△ 3,315
Interest expense	2,926	3,051	125	5,147
(Increase) decrease in trade notes and accounts receivable	△ 17,649	△ 9,382	8,267	△ 4,422
Decrease in inventories	32,283	42,704	10,421	16,995
Increase in trade notes and accounts payable	11,890	22,213	10,323	4,596
Increase (decrease) in other accounts payable	12,696	△ 83,827	△ 96,524	141,778
Increase (decrease) in tobacco excise taxes payable	△ 3,521	△ 6,663	△ 3,141	△ 10,735
(Increase) decrease in long-term guarantee deposits received	△ 25,751	2,144	27,895	△ 26,224
Increase (decrease) in non-current other accounts payable	25,003	△ 50,555	△ 75,558	122,244
Other, net	△ 20,322	△ 31,610	△ 11,287	11,030
Sub-total	**146,100**	**94,404**	**△ 51,695**	**326,255**
Interest and dividend received	2,169	3,042	873	3,403
Interest paid	△ 3,501	△ 2,818	682	△ 5,781
Income taxes paid	△ 40,496	△ 39,383	1,112	△ 73,037
Net cash provided by operating activities	**104,272**	**55,246**	**△ 49,026**	**250,839**
INVESTING ACTIVITIES:				
Withdrawal of time deposits	22,515	230	△ 22,284	23,232
Purchases of marketable securities	△ 29,462	△ 15,706	13,756	△ 56,679
Proceeds from sale and redemption of marketable securities	168,994	22,680	△ 146,314	199,180
Purchase of property, plant and equipment	△ 36,261	△ 45,336	△ 9,074	△ 71,996
Proceeds from sale of property, plant and equipment	12,068	44,409	32,340	39,448
Proceeds from sale of beneficial interest in real estate trust	65,108	2,132	△ 62,975	65,108
Purchase of intangible assets	△ 4,278	△ 3,706	572	△ 7,963
Purchase of investment securities	△ 5,829	△ 386	5,442	△ 7,671
Proceeds from sale and redemption of investment securities	319	1,613	1,293	3,063
Purchase of shares of newly consolidated subsidiaries, net of cash acquired	-	△ 34	△ 34	-
Proceeds from sale of shares of former consolidated subsidiaries, net of cash held	△ 220	△ 143	76	-
Other, net	△ 24	176	200	△ 8,808
Net cash provided by investing activities	**192,930**	**5,929**	**△ 187,001**	**176,914**
FINANCING ACTIVITIES:				
Net increase (decrease) in short-term bank loans	△ 191	4,350	4,542	4,935
Proceeds from long-term borrowings	295	848	553	237
Repayment of long-term borrowings	△ 12,657	△ 10,097	2,560	△ 25,135
Repayment of bonds	△ 122,000	-	122,000	△ 122,000
Dividends paid	△ 9,771	△ 15,328	△ 5,557	△ 19,542
Dividends paid to minority shareholders	△ 773	△ 511	261	△ 1,826
Other, net	△ 323	45	368	△ 38,864
Net cash used in financing activities	**△ 145,421**	**△ 20,692**	**124,729**	**△ 202,195**

	For the six months ended		Increase/ Decrease	For the year ended
	September 30, 2004	September 30, 2005		March 31, 2005
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	*Millions of yen* **885**	*Millions of yen* **4,523**	*Millions of yen* **3,637**	*Millions of yen* **1,867**
NET INCREASE IN CASH AND CASH EQUIVALENTS	**152,667**	**45,006**	**△ 107,660**	**227,426**
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**601,661**	**829,087**	**227,426**	**601,661**
CASH AND CASH EQUIVALENTS, END OF PERIOD	**754,329**	**874,094**	**119,765**	**829,087**

BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. SCOPE OF CONSOLIDATION

The number of consolidated subsidiaries is 156.
The main consolidated subsidiaries are JT International S.A., TS Network Co., Ltd. Torii Pharmaceutical Co., Ltd., Japan Beverage Inc. and JT Real Estate Inc.

For the semi-annual period ended September 30, 2005, two companies, including Iceland Spring Japan Ltd., have been included in consolidation scope.

JT Proserve Inc. has been excluded from consolidation scope as a result of liquidation. Also five other former subsidiaries have been excluded from consolidation scope as a result of merger with other consolidated subsidiaries.

Certain smaller subsidiaries have been excluded from the scope of consolidation since the aggregate amounts of their total assets, net sales, equity in net income and equity in retained earnings are not considered material to the consolidated financial statements, as a whole.

2. APPLICATION OF THE EQUITY METHOD

(1) Associated companies accounted for by the equity method.
Eleven companies, including JT CMK Corporation and NTT Data Wave Corporation.
(2) Certain unconsolidated subsidiaries and associated companies are not accounted for by the equity method since the amounts of net income or loss and retained earnings of these companies are not considered material individually and in the aggregate to the consolidated financial statements.
(3) Among companies accounted for by the equity method, those with semi-annual periods different from that of the Company, the semi-annual results of such companies for their respective semi-annual periods are used in consolidation.

3. SEMI-ANNUAL PERIOD OF CONSOLIDATED SUBSIDIARIES

The semi-annual periods of consolidated overseas subsidiaries generally end on June 30.
The accounts of these subsidiaries have been included on the basis of their semi-annual periods and necessary adjustments have been made to reconcile significant transactions that occurred during the intervening period between the end of their semi-annual periods and that of the Company.

4. ACCOUNTING POLICIES

(1) Valuation of significant assets

a) Securities
Marketable securities and marketable investment securities are stated at market value as of the end of semi-annual period. (Net unrealized holding gains or losses are included in a component of shareholders' equity, and cost of securities sold is determined based on the moving-average cost method.)
Non-marketable securities are stated at moving-average cost .

b) Derivatives
Derivatives are accounted for by the fair value method.

c) Inventories
Inventories are stated principally at average cost, except for leaf tobacco held by the Company, which is subject to devaluation.

(2) Depreciation and amortization

a) Property, plant and equipment
Property, plant and equipment are carried at cost. Depreciation is generally computed using the declining-balance method except for assets of certain domestic consolidated subsidiaries, which have been computed using the straight-line method. Depreciation of buildings, which were acquired on or after April 1, 1998, except for annexed structures is computed using the straight-line method.
Useful lives applied for depreciation of major property, plant and equipment are principally as follows:

Buildings and structures	38-50 years
Machinery, equipment and vehicles	8 years

b) Intangible assets

Intangible assets are amortized principally using the straight-line method.

Useful lives applied for amortization of major intangible assets are principally as follows:

Trademarks 10 years

(3) Allowances and liabilities

a) Allowance for doubtful accounts

The allowance for doubtful accounts is stated at amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

b) Allowance for loss on investments

An allowance for loss on investments is recorded to provide for the loss on investments in certain non-marketable equity securities and is determined based on the respective financial condition of the investees.

c) Accrued employees' bonuses

Bonus payments to employees (including corporate officers who are not board members) is accrued based on the amounts expected to be paid.

d) Liabilities for retirement benefits

Liabilities for retirement benefits to employees (including corporate officers who are not the member of the board) at the semi-annual period were stated based on an estimated retirement benefits obligation and fair value of plan assets at the fiscal year end.

Unrecognized prior service cost has been amortized using the straight-line method over employees' average remaining service period or a shorter period (generally 10 years).

Unrecognized net actuarial loss has been amortized using the straight-line method over employees' average remaining service period or shorter period (generally 10 years) from the year following the fiscal year in which the actuarial difference occurs.

The Company also recognizes, as part of its liability for retirement benefits, its obligations for annuity payments of the government-sponsored defined benefit pension plans which relate to pension benefits to which beneficiaries are entitled for services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law .

e) Liabilities for retirement benefits for directors and corporate auditors

The liabilities for retirement benefits for directors and corporate auditors are provided for the amount that would be required to be paid if all directors and corporate auditors retired at the semi-annual period end.

(4) Foreign currency transactions

Foreign currency denominated receivables and payables are translated into Japanese yen at the current exchange rate prevailing at the end of semi-annual period. Exchange gains and losses are charged to income.

Assets and liabilities of consolidated overseas subsidiaries are translated into Japanese yen at the current exchange rate prevailing at the end of semi-annual period of individual subsidiaries, whereas profits and losses are translated using the average exchange rate of the semi-annual period. The difference is included in shareholders' equity as "FOREIGN CURRENCY TRANSLATION ADJUSTMENTS".

(5) Lease transactions

Finance leases, except for leases that are deemed to transfer ownership of the leased property, are accounted for as operating leases.

(6) Hedge accounting

a) A gain or loss on derivative instruments designated as a hedge, is deferred until the hedged items are settled. If foreign exchange forward contracts and, foreign currency swaps meet certain hedge accounting criteria, they are not required to be separately accounted for. In such instances, foreign currency denominated assets and liabilities that are considered as hedged items are translated at the foreign exchange rate stipulated in the contract. Interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not re-measured at market value, but the differential to be paid or received under the swap agreements are accrued and included in interest expense or income.

b) Hedging instruments and hedged items

Hedging instruments	**Hedged items**
Interest rate swaps	Borrowings and Japanese yen bonds

c) Hedging policy

Derivative transactions are entered into in accordance with the Risk Management Policy and Practice Manual for financial instruments. The objective is to hedge the exposure to variability in expected future cash flows associated with foreign-currency-denominated transactions, and to hedge interest rate risks on certain future interests received on debt securities and certain future interest payments on borrowings and bonds.

d) Assessment of hedge effectiveness

In general, effectiveness is assessed by comparing the accumulated amount of changes in fair values of hedging instruments with that of hedged items. As to interest swaps that meet specific criteria, the assessment of effectiveness is omitted in accordance with accounting principles generally accepted in Japan.

(7) Accounting policies for consolidated overseas subsidiaries

JT International S.A. and other consolidated overseas subsidiaries principally maintain their accounting records in conformity with accounting principles generally accepted in the United States of America. The accounting policies followed by these subsidiaries, which are different from the Company's policies, are principally as follows:

a) Inventories

Inventories are generally stated at the lower of cost or market, cost being determined by the first-in, first-out method or the average cost.

b) Depreciation and amortization

Depreciation for property, plant and equipment is generally computed using the straight-line method over the estimated useful lives of the respective assets.

Trademarks are generally amortized using the straight-line method over 40 years. Amortization of other intangibles assets is generally computed using the straight-line method over the estimated useful lives of the assets.

c) Accounting for retirement benefit

If the liability for retirement benefits already recognized falls below the unfunded accumulated benefit obligation, an additional minimum liability is recognized. The amount additionally recognized, to the extent that exceeds unrecognized prior service cost, net of any tax benefits, (minimum pension liability adjustments), is directly charged to retained earnings.

d) Accounting for derivatives

Currency related derivatives are entered into for hedging purposes. All derivatives are recognized on the balance sheets as assets or liabilities and measured at fair value. The change in fair value is recognized in earnings when incurred.

(8) Other significant accounting policies

Consumption Tax:

National consumption tax and local consumption tax are accounted for separately from the related transactions.

5. AMORTIZATION OF GOODWILL

Goodwill is amortized on a straight-line basis over 5-20 years. Immaterial amounts of goodwill are charged to income when incurred. Goodwill recognized by consolidated overseas subsidiaries is no longer amortized but instead tested for impairment annually or more frequently if impairment indicators arise.

6. CASH AND CASH EQUIVALENTS IN CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash and cash equivalents presented in the consolidated statements of cash flows are cash on hand, deposits which are withdrawable at anytime without notice, and highly liquid short term investments that are convertible to known amounts of cash with insignificant risk of changes in value and that have original maturities of three months or less.

CHANGE IN ACCOUNTING POLICY

For the semi-annual period ended September 30, 2005, the Company applied accounting standards for impairment loss on fixed assets "Guidelines for Applying Accounting Standards for Impairment Loss on Fixed Assets (Guideline No.6, Accounting Standards Board of Japan, October 31, 2003)", and "Opinion Paper on the Establishment of Accounting Standards for Impairment Loss on Fixed assets (Corporate Accounting Council, August 9, 2002)".
The impact of this change was to decrease income before income taxes and minority interests by 1,386 million yen.
Accumulated impairment losses have been directly deducted from book values of each asset in accordance with revised disclosure regulations on semi-annual consolidated financial statements.

NOTES

Notes to consolidated balance sheets as of March 31 and September 30, 2005

	Millions of yen	
	March 31, 2005	*September 30, 2005*
1. Accumulated depreciation of property, plant and equipment:	905,568	903,885
2. Other current assets included commercial paper received under repurchase agreements, which were accounted for as short-term loans.		
The fair value of such commercial paper received as collateral from the counterparty:	19,924	94,229

Notes to consolidated statements of income for the six months ended September 30, 2004 and 2005 and for the year ended March 31, 2005

1. Income tax expenses for the semi-annual periods determined based on the estimated annual effective tax rates with tax effects of temporary differences are included in "Income taxes" in the consolidated statements of income.

2. Major components of "SELLING, GENERAL AND ADMINISTRATIVE EXPENSES"

	Millions of yen		
	For the six months ended		*For the year ended*
	September 30, 2004	*September 30, 2005*	*March 31, 2005*
Advertising and general publicity	14,519	11,696	27,416
Sales promotion	68,912	72,082	140,192
Compensation, salaries and allowances	54,329	46,702	110,583
Provision for retirement benefits	7,914	5,292	15,256
Legal welfare	10,081	8,645	19,295
Employee bonuses	1,287	931	18,034
Accrual of employee bonuses	19,425	15,045	20,788
Depreciation	26,965	26,529	54,291
Research and development	20,410	18,329	40,474

3. Gain on sale of property, plant and equipment mainly consisted of gain on sale of land of JPY 33,682 million.

4. Loss on sale of property, plant and equipment mainly consisted of loss on sale of land of JPY 20,441 million.

5. Business restructuring costs mainly consisted of additional early retirement benefits.

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Reconciliation of cash and cash equivalents on the consolidated balance sheets to the consolidated statements of cash flows

	Millions of yen		
	September 30, 2004	*September 30, 2005*	*March 31, 2005*
Cash and deposits	357,822	451,613	401,024
Time deposits with original maturity due over three months	△ 852	△ 461	△ 451
Short term investments with original maturity due within three months which are readily convertible to known amounts of cash with insignificant risk of changes in value			
Marketable securities	387,358	328,711	408,589
Other current assets	10,000	94,229	19,924
Cash and cash equivalents	754,329	874,094	829,087

LEASE TRANSACTIONS

For the six months ended September 30, 2004

(Lessee)

1. Finance leases except for leases that deem to transfer ownership of the leased property

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and vehicles	6,371	3,553	2,817
Tools	19,361	9,404	9,956
Others	2,470	176	2,293
Total	28,202	13,135	15,067

The above acquisition cost includes related interest expenses.

2. OBLIGATION UNDER FINANCE LEASES

Due within one year	JPY 5,072million
Due after one year	JPY 9,995million
Total	JPY15,067million

The above obligations under finance leases include related interest expenses.

3. LEASE PAYMENTS AND DEPRECIATION EXPENSE

Lease payments	JPY 2,864million
Depreciation expense	JPY 2,864million

4. CALCULATION METHOD OF DEPRECIATION EXPENSE

Acquisition costs (No residual value is considered) are depreciated using the straight-line method over the life of the lease.

2. Obligation under operating leases

Due within one year	JPY 4,042million
Due after one year	JPY 8,325million
Total	JPY12,367million

For the six months ended September 30, 2005

(Lessee)

1. Finance leases except for leases that deem to transfer ownership of the leased property

1. ACQUISITION COST, ACCUMULATED DEPRECIATION, ACCUMULATED IMPAIRMENT LOSSES AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and vehicles	5,169	2,625	2,543
Tools	20,081	10,406	9,675
Others	2,463	317	2,145
Total	27,714	13,349	14,365

The above acquisition cost includes related interest expenses.

2. OBLIGATION UNDER FINANCE LEASES

Due within one year	JPY 4,740million
Due after one year	JPY 9,624million
Total	JPY14,365million

The above obligations under finance leases include related interest expenses.

3. LEASE PAYMENTS, REVERSAL OF LEASED ASSET IMPAIRMENT, DEPRECIATION EXPENSE AND IMPAIRMENT LOSSES

Lease payments	JPY 2,786million
Depreciation expense	JPY 2,786million

4. CALCULATION METHOD OF DEPRECIATION EXPENSE

Acquisition costs (No residual value is considered) are depreciated using the straight-line method over the life of the lease.

2. Obligation under operating leases

Due within one year	JPY 3,570million
Due after one year	JPY 9,229million
Total	JPY12,800million

(Impairment)

No impairment losses have been allocated against leased assets.

For the year ended March 31, 2005

(Lessee)

1. Finance leases except for leases that deem to transfer ownership of the leased property

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and vehicles	5,392	2,802	2,589
Tools	20,260	10,256	10,004
Others	2,463	279	2,184
Total	28,116	13,338	14,778

The above acquisition cost includes related interest expenses.

2. OBLIGATION UNDER FINANCE LEASES

Due within one year	JPY 4,946million
Due after one year	JPY 9,831million
Total	JPY14,778million

The above obligations under finance leases include related interest expenses.

3. LEASE PAYMENTS AND DEPRECIATION EXPENSE

Lease payments	JPY 5,559million
Depreciation expense	JPY 5,559million

4. CALCULATION METHOD OF DEPRECIATION EXPENSE

Acquisition costs (No residual value is considered) are depreciated using the straight-line method over the life of the lease.

2. Obligation under operating leases

Due within one year	JPY 4,261million
Due after one year	JPY 8,962million
Total	JPY13,224million

(Lessor)
Finance leases except for leases that deem to transfer ownership of the leased property

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and vehicles	952	782	170
Tools	1,037	578	458
Total	1,989	1,360	629

2. CLAIMS UNDER FINANCE LEASES

Due within one year	JPY 303million
Due after one year	JPY 414milliion
Total	JPY 718million

The above claims under finance leases include related interest revenue.

3. LEASE REVENUE AND DEPRECIATION EXPENSE

Lease revenue	JPY 213million
Depreciation expense	JPY 186million

(Lessor)
Finance leases except for leases that deem to transfer ownership of the leased property

1. ACQUISITION COST, ACCUMULATED DEPRECIATION, ACCUMULATED IMPAIRMENT LOSSES AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and vehicles	692	614	77
Tools	1,012	495	516
Total	1,705	1,110	594

2. CLAIMS UNDER FINANCE LEASES

Due within one year	JPY 272million
Due after one year	JPY 387milliion
Total	JPY 659million

The above claims under finance leases include related interest revenue.

3. LEASE REVENUE AND DEPRECIATION EXPENSE

Lease revenue	JPY 163million
Depreciation expense	JPY 148million

(Impairment)
No impairment losses have been allocated against leased assets.

(Lessor)
Finance leases except for leases that deem to transfer ownership of the leased property

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and vehicles	728	607	120
Tools	1,120	554	565
Total	1,849	1,162	686

2. CLAIMS UNDER FINANCE LEASES

Due within one year	JPY 308million
Due after one year	JPY 458million
Total	JPY 766million

The above claims under finance leases include related interest revenue.

3. LEASE REVENUE AND DEPRECIATION EXPENSE

Lease revenue	JPY 377million
Depreciation expense	JPY 334million

FAIR VALUE OF MARKETABLE SECURITIES AND INVESTMENT SECURITIES
(AS OF SEPTEMBER 30, 2004)
1.MARKETABLE HELD-FOR-MATURITY SECURITIES

Millions of yen

	Carrying amount on the consolidated balance sheet	*Fair value*	*Difference*
National bonds	1,194	1,203	8
Total	1,194	1,203	8

2. MARKETABLE SECURITIES AND MARKETABLE INVESTMENT SECURITIES

Millions of yen

Type	*Acquisition cost*	*Carrying amount on the consolidated balance sheet*	*Difference*
Equity securities	34,682	57,283	22,601
Bonds	8,681	8,876	194
Bank debentures	5,999	6,029	29
Others	2,681	2,847	165
Others	6,773	7,625	852
Total	50,137	73,786	23,648

3. CARRYING AMOUNT OF NON-MARKETABLE SECURITIES

Millions of yen

	Carrying amount on the consolidated balance sheet
Unlisted equity securities	3,142
Unlisted debt securities	42,399
Certificates of deposits	360,500
Others	13,220

Notes:

Write down of investment securities for the semi-annual period ended September 30, 2005 totaled JPY 221 million.

In evaluating security values, a security of which value has declined by more than 50% is considered to have experienced "significant deterioration." A security of which value has declined from 30 % to 50% and the impact on JT's financial position is material, is considered to have experienced "significant deterioration."

If a security has a strong chance of regaining its value, it is not devaluated.

(AS OF SEPTEMBER 30, 2005)
1.MARKETABLE HELD-FOR-MATURITY SECURITIES

Millions of yen

	Carrying amount on the consolidated balance sheet	*Fair value*	*Difference*
National and Local bonds	1,496	1,500	3
Others	200	200	0
Total	1,696	1,700	3

2. MARKETABLE SECURITIES AND MARKEATBLE INVESTMENT SECURITIES

Millions of yen

Type	*Acquisition cost*	*Carrying amount on the consolidated balance sheet*	*Difference*
Equity securities	33,424	73,560	40,135
Bonds	21,525	21,714	188
Bank debentures	21,021	21,024	2
Others	503	689	185
Others	5,592	7,672	2,079
Total	60,542	102,946	42,404

3. CARRYING AMOUNT OF NON-MARKETABLE SECURITIES

Millions of yen

	Carrying amount on the consolidated balance sheet
Unlisted equity securities	2,617
Unlisted debt securities	78,795
Certificates of deposits	250,000
Others	9,522

Notes:

Write down of investment securities for the semi-annual period ended September 30, 2005 totaled JPY 103 million.

In evaluating security values, a security of which value has declined by more than 50% is considered to have experienced "significant deterioration." A security of which value has declined from 30 % to 50% and the impact on JT's financial position is material, is considered to have experienced "significant deterioration."

If a security has a strong chance of regaining its value, a security is not devaluated.

(AS OF MARCH 31, 2005)
1.MARKETABLE HELD-FOR-MATURITY SECURITIES

Millions of yen

	Carrying amount on the consolidated balance sheet	*Fair value*	*Difference*
National and Local bonds	1,195	1,207	11
Others	200	200	0
Total	1,395	1,407	12

2. MARKETABLE SECURITIES AND MARKETABLE INVESTMENT SECURITIES

Millions of yen

Type	*Acquisition cost*	*Carrying amount on the consolidated balance sheet*	*Difference*
Equity securities	33,713	61,464	27,751
Bonds	4,420	4,602	182
Bank debentures	2,500	2,506	6
Others	1,920	2,096	175
Others	5,429	6,488	1,059
Total	43,563	72,556	28,993

3. CARRYING AMOUNT OF NON-MARKETABLE SECURITIES

Millions of yen

	Carrying amount on the consolidated balance sheet
Unlisted securities	2,681
Unlisted debt securities	47,996
Certificates of deposits	380,000
Others	12,904

Note:

Write down of investment securities for the year ended March 31, 2005 totaled JPY 1,835 million.

In evaluating security values, a security of which value has declined by more than 50% is considered to have experienced "significant deterioration." A security of which value has declined from 30 % to 50% and the impact on JT's financial position is material, is considered to have experienced "significant deterioration."

If a security has a strong chance of regaining its value, a security is not devaluated.

DERIVATIVES

(AS OF SEPTEMBER 30, 2004)

INTEREST RATE

All interest rate related derivatives qualify for hedge accounting.

CURRENCY

Millions of yen

Type	Contract/Notional Principal amount	Fair value	Unrealized gain (loss)
Over-the-counter: Foreign currency forward contracts			
Buying	21,290	21,531	241
Selling	13,386	13,673	▵ 287
Currency option contracts			
Purchase option	10,335	128	128
Total	-	-	82

NOTES:
1. Fair value was estimated based on the forward exchange rate.
2. Derivatives, which are accounted for as hedges, are not included in the above table.

(AS OF SEPTEMBER 30, 2005)

INTEREST RATE

All interest rate related derivatives qualify for hedge accounting.

CURRENCY

Millions of yen

Type	Contract/Notional Principal amount	Fair value	Unrealized gain (loss)
Over-the-counter: Foreign currency forward contracts			
Buying	23,147	21,491	▵ 1,655
Selling	22,320	22,090	230
Currency option contracts			
Purchase option	-	-	-
Total	-	-	▵ 1,425

NOTES:
1. Fair value was estimated based on the forward exchange rate.
2. Derivatives, which are accounted for as hedges, are not included in the above table.

(AS OF MARCH 31, 2005)

INTEREST RATE

All interest rate related derivatives qualify for hedge accounting.

CURRENCY

Millions of yen

Type	Contract/Notional Principal amount	Fair value	Unrealized gain (loss)
Over-the-counter: Foreign currency forward contracts			
Buying	21,542	23,296	1,753
Selling	12,048	12,116	△ 68
Currency option contracts			
Purchase option	-	-	-
Total	-	-	1,685

NOTES:
1. Fair value was estimated based on the forward exchange rate.
2. Derivatives, which are accounted for as hedges, are not included in the above table.

SEGMENT INFORMATION

1.OPERATIONS BY INDUSTRY SEGMENT

(For the six months ended September 30, 2004) *Millions of yen*

	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Sales							
(1) Sales to customers	2,178,693	25,658	134,812	30,095	2,369,259	-	2,369,259
(2) Intersegment sales	2,475	-	124	15,416	18,016	(18,016)	-
Total	2,181,168	25,658	134,936	45,512	2,387,276	(18,016)	2,369,259
Operating expenses	2,045,660	28,482	133,336	39,546	2,247,027	(17,959)	2,229,067
Operating income (loss)	135,507	△ 2,824	1,600	5,965	140,248	(57)	140,191

NOTE:

1. Operations by industry segment are categorized based on types of products and characteristics.
2. Main products or services under each category are as follows:
   1) Tobacco — Tobacco products
   2) Pharmaceuticals — Prescription drugs
   3) Foods — Beverages and processed foods
   4) Others — Rent of real estate, leasing, engineering and others
3. The following table shows depreciation and amortization, and goodwill amortization amounts by industry segment which are included in operating expenses for the six months ended September 30, 2004.

Depreciation and amortization (Property, plant and equipment / Intangible assets other than goodwill / Long-term prepaid expenses) *Millions of yen*

	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Depreciation and amortization	49,709	1,815	2,453	8,295	62,274	(225)	62,049

Goodwill amortization *Millions of yen*

	Tobacco	Pharmaceuticals	Foods	Others	Consolidated
Goodwill amortization	△ 21	-	415	62	456

(For the six months ended September 30, 2005) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Sales								
(1) Sales to customers	1,751,111	417,600	25,455	141,075	11,622	2,346,865	-	2,346,865
(2) Intersegment sales	20,892	33,601	-	72	11,647	66,214	(66,214)	-
Total	1,772,004	451,202	25,455	141,147	23,270	2,413,080	(66,214)	2,346,865
Operating expenses	1,655,356	414,437	27,076	138,044	19,233	2,254,147	(72,554)	2,181,593
Operating income (loss)	116,647	36,765	△ 1,620	3,103	4,036	158,932	6,339	165,272

NOTE:

1. Operations by industry segment are categorized based on types of products, characteristics and markets.
2. Main products or services under each category are as follows:
   1) Domestic Tobacco — Tobacco products*
      *These include tobacco products sold at duty-free shops in Japan, as well as at markets in China, Hong Kong and Macao, which are covered by the China Division.
   2) International Tobacco — Tobacco products
   3) Pharmaceuticals — Prescription drugs
   4) Foods — Beverages and processed foods
   5) Others — Rent of real estate, leasing, engineering and others
3. The following table shows depreciation and amortization, and goodwill amortization amounts by industry segment which are included in operating expenses for the six months ended September 30, 2005.

Depreciation and amortization (Property, plant and equipment / Intangible assets other than goodwill / Long-term prepaid expenses)

Millions of yen

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Depreciation and amortization	43,828	10,892	1,644	2,493	6,980	65,840	(4,253)	61,586

Goodwill amortization

Millions of yen

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Consolidated
Goodwill amortization	544	-	-	235	-	779

4.The domestic tobacco segment includes the sales by TS Network Co., Ltd., JT's subsidiary. TS Network Co., Ltd. distributes the tobacco products and conducts wholesale etc. of imported tobacco products.
Net sales of imported tobacco products via TS Network Co., Ltd. were JPY 576,467 million.

5.Changes in business segment
From this semi-annual period, former "Tobacco" segment is divided into "Domestic Tobacco" and "International Tobacco" segments, considering the importance of tobacco business as a whole group, where JT International S.A. conducts the main operation role, and the need for more appropriate disclosure of JT and its consolidated subsidiaries' business operations.
Consequently, JT's business segments consist of "Domestic Tobacco", "International Tobacco", " Pharmaceuticals", "Foods" and "Others". Restatements reflecting changes in business segments described above for the semi-annual period ended September 30, 2004 and for the year ended March 31, 2005, are shown following the segment information for the year ended March 31, 2005 below.
With respect to international tobacco business, the semi-annual period of consolidated overseas subsidiaries, mainly represented by JT International S.A., ends June 30, 2005 and the results for the six months ended June 30, 2005 are consolidated for this semi-annual period.
From this semi-annual period, Goodwill amortization of overseas consolidated subsidiaries, represented by JT International S.A.. is included in operationg expenses of Domestic Tobacco segment, not of Tobacco segment as previously reported.
Such change is to reflect the fact that JT, in this semi-annual period, started the import, manufacturing and sales of overseas consolidated subsidiaries' products for the Japanese market.

(For the year ended March 31, 2005)

Millions of yen

	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Sales							
(1) Sales to customers	4,284,192	57,675	265,379	57,265	4,664,513	-	4,664,513
(2) Intersegment sales	4,857	-	203	30,439	35,500	(35,500)	-
Total	4,289,050	57,675	265,583	87,704	4,700,014	(35,500)	4,664,513
Operating expenses	4,029,385	55,820	263,635	77,278	4,426,119	(34,977)	4,391,142
Operating income (loss)	259,664	1,855	1,947	10,426	273,894	(523)	273,371

NOTE:

1. Operations by industry segment are categorized based on types of products and characteristics.
2. Main products or services under each category are as follows:
   1) Tobacco — Tobacco products
   2) Pharmaceuticals — Prescription drugs
   3) Foods — Beverages and processed foods
   4) Others — Rent of real estate, leasing, engineering and others
3. The following table shows depreciation and amortization, and goodwill amortization amounts by industry segment which are included in operating expenses for the year ended March 31, 2005.

Depreciation and amortization (Property, plant and equipment / Intangible assets other than goodwill / Long-term prepaid expenses)

Millions of yen

	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Depreciation and amortization	101,223	3,618	5,149	16,312	126,304	(443)	125,861

Goodwill amortization

Millions of yen

	Tobacco	Pharmaceuticals	Foods	Others	Consolidated
Goodwill amortization	△ 21	-	833	70	882

Restatements reflecting changes in business segments

(For the six months ended September 30, 2004) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Sales								
(1) Sales to customers	1,794,776	383,916	25,658	134,812	30,095	2,369,259	-	2,369,259
(2) Intersegment sales	26,332	22,617	-	124	15,416	64,490	(64,490)	-
Total	1,821,108	406,533	25,658	134,936	45,512	2,433,750	(64,490)	2,369,259
Operating expenses	1,709,912	382,402	28,482	133,336	39,546	2,293,681	(64,614)	2,229,067
Operating income (loss)	111,195	24,131	△ 2,824	1,600	5,965	140,068	123	140,191

NOTE:

1.The following table shows depreciation and amortization, and goodwill amortization amounts by industry segment which are included in operating expenses for the six months ended September 30, 2004.

Depreciation and amortization (Property, plant and equipment / Intangible assets other than goodwill / Long-term prepaid expenses) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Depreciation and amortization	39,554	10,155	1,815	2,453	8,295	62,274	(225)	62,049

Goodwill amortization *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Consolidated
Goodwill amortization	△ 21	-	-	415	62	456

2.The domestic tobacco segment includes the sales by TS Network Co., Ltd., JT's subsidiary. TS Network Co., Ltd. distributes the tobacco products and conducts distribution-related operations such as sales and distribution of foreign tobacco products. Net sales of foreign tobacco products via TS Network Co., Ltd. were JPY 484,306 million.

(For the year ended March 31, 2005) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Sales								
(1) Sales to customers	3,491,487	792,705	57,675	265,379	57,265	4,664,513	-	4,664,513
(2) Intersegment sales	49,549	54,932	-	203	30,439	135,125	(135,125)	-
Total	3,541,037	847,638	57,675	265,583	87,704	4,799,639	(135,125)	4,664,513
Operating expenses	3,325,204	803,179	55,820	263,635	77,278	4,525,118	(133,976)	4,391,142
Operating income (loss)	215,832	44,458	1,855	1,947	10,426	274,521	(1,149)	273,371

NOTE:

1.The following table shows depreciation and amortization, and goodwill amortization amounts by industry segment which are included in operating expenses for the year ended March 31, 2005.

Depreciation and amortization (Property, plant and equipment / Intangible assets other than goodwill / Long-term prepaid expenses) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Depreciation and amortization	80,219	21,004	3,618	5,149	16,312	126,304	(443)	125,861

Goodwill amortization *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Consolidated
Goodwill amortization	△ 21	-	-	833	70	882

2.The domestic tobacco segment includes the sales by TS Network Co., Ltd., JT's subsidiary. TS Network Co., Ltd. distributes the tobacco products and conducts distribution-related operations such as sales and distribution of foreign tobacco products. Net sales of foreign tobacco products via TS Network Co., Ltd. were JPY 947,522 million.

2.OPERATIONS BY GEOGRAPHIC SEGMENT

(For the six months ended September 30, 2004) *Millions of yen*

	Japan	Western Europe	Others	Total	Elimination	Consolidated
Sales						
(1) Sales to customers	1,961,611	154,176	253,471	2,369,259	-	2,369,259
(2) Intersegment sales	29,586	72,967	8,498	111,053	(111,053)	-
Total	1,991,198	227,144	261,970	2,480,312	(111,053)	2,369,259
Operating expenses	1,876,165	235,104	228,886	2,340,157	(111,089)	2,229,067
Operating income (loss)	115,032	△ 7,960	33,083	140,155	36	140,191

(For the six months ended September 30, 2005) *Millions of yen*

	Japan	Western Europe	Others	Total	Elimination	Consolidated
Sales						
(1) Sales to customers	1,907,448	168,192	271,224	2,346,865	-	2,346,865
(2) Intersegment sales	21,674	98,175	10,160	130,010	(130,010)	-
Total	1,929,122	266,368	281,385	2,476,876	(130,010)	2,346,865
Operating expenses	1,807,499	264,676	245,887	2,318,063	(136,469)	2,181,593
Operating income	121,622	1,691	35,498	158,812	6,459	165,272

(For the year ended March 31, 2005) *Millions of yen*

	Japan	Western Europe	Others	Total	Elimination	Consolidated
Sales						
(1) Sales to customers	3,823,102	317,273	524,138	4,664,513	-	4,664,513
(2) Intersegment sales	54,784	137,405	14,563	206,753	(206,753)	-
Total	3,877,886	454,679	538,701	4,871,267	(206,753)	4,664,513
Operating expenses	3,649,539	458,052	490,005	4,597,597	(206,455)	4,391,142
Operating income (loss)	228,346	△ 3,373	48,696	273,669	(298)	273,371

NOTE:

1. Operations by geographic area are categorized based on geographical approximation.
2. Main countries and areas included in each category other than Japan
   1) Western Europe — Switzerland, France, and Germany
   2) Others — Canada, Russia, and Malaysia

3.OVERSEAS SALES

(For the six months ended September 30, 2004) *Millions of yen*

	Total
1) Overseas sales	410,396
2) Consolidated sales	2,369,259
3) Percentage of overseas sales to consolidated sales (%)	17.3

(For the six months ended September 30, 2005) *Millions of yen*

	Total
1) Overseas sales	443,566
2) Consolidated sales	2,346,865
3) Percentage of overseas sales to consolidated sales (%)	18.9

(For the year ended March 31, 2005) *Millions of yen*

	Total
1) Overseas sales	855,658
2) Consolidated sales	4,664,513
3) Percentage of overseas sales to consolidated sales (%)	18.3

NOTE:

Overseas sales are sales of the Company and consolidated subsidiaries in countries and areas other than Japan.

ADDITIONAL INFORMATION

1. JT's Canadian subsidiary, JTI-Macdonald Corp. (JTI-MC) received a Notice of Assessment from the Quebec Ministry of Revenue (QMR) demanding payment of approximately CAD 1.36 billion (approximately ¥114.6 billion) in duties, penalties and interest in relation to being accused of conducting contraband activities from 1990 to 1998, in the period in which the subsidiary was named RJR-Macdonald, before JT purchased the tobacco operations for countries other than the US from RJR Nabisco (RJR).

   JTI- MC filed an application of "Companies' Creditors Arrangement Act (CCAA)" to the Ontario Superior Court of Justice on August 24, 2004, as QMR would be allowed to confiscate JTI-MC's business assets if it failed to immediately pay the tax bill and consequently would have made it difficult to continue JTI-MC's business operations as usual as of September 30, 2005. Filing the CCAA makes it possible for JTI-MC to continue business operations with its assets safeguarded.

   Pursuant to the 1999 Purchase Agreement between JT and RJR, JT's view is that it will be entitled to seek indemnification from RJR (current Reynolds American Inc., and other successors) for any damages and expenses incurred by JTI-MC arising out of this matter. JT intends to exercise such right.

2. In July 2004, ZAO JTI Marketing & Sales ("M&S Corp."), Russian subsidiary of JT, received an assessment from the Moscow tax authorities in which it was ordered to pay approximately 2.4 billion rubles (approximately JPY 8.8 billion) for unpaid VAT and other taxes , interest and additional taxes for the period of January 2000 to December 2000.

   M&S Corp. believes that the assessment from the Moscow tax authorities is based upon a misconstrued interpretation of the facts and lodged a suit with the Russian arbitration court for the tax assessment to be invalidated. However, in September 2005, a higher court in Russia dismissed the appeal.

   M&S Corp. intends to take all possible measures to invalidate this assessment, including legal options, such as an appeal to the Supreme Arbitration Court of Russia.